The Bank of New York Mellon Corporation

One Wall Street

New York, New York 10286

May 19, 2009

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 0-52710

Dear Ladies and Gentlemen:

With respect to a comment letter dated May 5, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s Comment Letter (the “Response”) relating to The Bank of New York Mellon Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2008. Please note that we are providing a portion of our answer to Comment 6 under separate cover as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and Rule 418 of the Securities Act of 1933, as amended, and that we have requested that the Commission treat this supplemental information as confidential information under 17 C.F.R. §200.83. We are providing this supplemental information, together with our application requesting confidential treatment, to the Commission by courier.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The headings and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

2008 Annual Report

Financial Summary page 5

1.	We note the use of various tangible common equity (TCE) measures and ratios within your GAAP performance measures (here and in other areas of throughout your annual report, e.g., your capital table on page 67 and your supplemental non-GAAP tables on page 80, etc.). These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP measures (or related ratios, if any) in the future, the staff notes the following:

•

To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements.

•

To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Response to Comment 1

In future filings, we will be responsive to the Staff’s comments. We believe we were responsive to the Staff’s comments in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 8, 2009.

2.	In addition to our comment above, we note you provide other non-GAAP performance measures that appear to eliminate the effects of recurring items, particularly amortization, M&I expenses, restructuring charges, and securities write-downs. It seems that the effects of such adjustments could more readily be discussed within the context of a GAAP based MD&A. Further, it is not clear how you have provided the required disclosures of Item 10(e) of Regulation S-K (see also the related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance). Please advise, or revise your future filings to remove all such references to the non-GAAP measures.

Response to Comment 2

In future filings, we will be responsive to the Staff’s comments. We believe we were responsive to the Staff’s comments in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 8, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Servicing Segment

Results of Operations, page 33

3.	We note your recorded $38m noninterest expense as a result of an operational error. In an effort to provide greater transparency surrounding this error, please tell us and provide the following in future filings:

•	Explain the circumstances (or causal factors) of this error;

•	Clarify who identified the error;

•	Identify when the error occurred and when it was brought to management’s attention; and

•	Tell us if and when the error was discussed with your audit committee and independent auditor.

Response to Comment 3

The operational error was related to our securities lending business. The investment guidelines for one of our clients specified that securities purchased for their account would have a maturity of less than two years. We had purchased notes for this account in December 2006 and March 2007 that had maturities of two years and two days; and two years, respectively. When the issuer of the notes filed for bankruptcy in September 2008, the client brought to our attention that these securities did not comply with the investment guidelines. As a result, we reimbursed the client for their loss.

The loss was included as one of two operational loss items related to securities lending totaling $43 million reported at a joint meeting of the Risk Committee and Audit and Examining Committee on October 13, 2008. The error was discussed with our external auditor (KPMG) prior to the Audit and Examining Committee meeting on October 13, 2008.

Critical Accounting Estimates

Other-than-temporary Impairment, page 44

4.	We note you adjusted your modeling assumptions (default rates and loss severity) on your RMBS. Please address the following:

•	Tell us and disclose the historical rates and adjusted rates used in your modeling and quantify the impact of the adjustments; and

•	Provide us with, and disclose in future filings, sensitivity surrounding your default rates and loss severity estimates (and any other significant assumptions used).

Response to Comment 4

Due to the continued deterioration of the economy, the Company adjusted its RMBS modeling assumptions in the fourth quarter of 2008. The most significant changes were increases in the default rates and loss severities for recent-vintage Alt-A and prime securities.

The chart below shows how these changed modeling assumptions affected the weighted-average default rates and loss severities for RMBS product from the third quarter of 2008 to the fourth quarter of 2008:

BNYMellon’s Weighted Average Default Rates & Severities

	3Q 2008		4Q 2008
	Default Rate	Severity	Default Rate	Severity
Total Portfolio
Alt-A	18.64%	35.75%	24.11%	37.66%
Subprime	27.87%	44.56%	28.70%	44.49%
Prime	8.51%	20.57%	10.75%	24.78%

Fourth-Quarter Results Comparison (as of December 31, 2008):

The Company historically has not performed sensitivity analyses on its RMBS performance projections for financial disclosure purposes. However, for its Alt-A RMBS positions (the segment of its portfolio with the largest OTTI charge), the Company did complete a sensitivity analysis in the fourth quarter of 2008, by running performance projections at that time using both third-quarter and fourth-quarter modeling assumptions. This enabled the Company to gauge the effect of changes in its modeling assumptions on Alt-A RMBS impairment charges on a quarter-over-quarter basis.

The impact of the changes was to increase the impairment charge for Alt-A securities by $1.002 billion.

In future filings, the Company will provide quantitative sensitivity analysis of the impact of changes in default rate and loss severity assumptions.

Investment Securities, page 48

5.	To help us better understand your assessment of OTTI for your investment securities, please tell us the amount and types of securities under each of your impairment models (i.e. those assessed under SFAS 115, EITF 99-20, etc.).

Response to Comment 5

As of December 31, 2008 approximately 99 percent of our investment securities were evaluated for impairment under SFAS 115 and less than 1 percent were evaluated for impairment under EITF 99-20. The types of securities evaluated under SFAS 115 primarily included residential and commercial mortgage backed securities, asset backed and trust preferred CDOs, and structured investment vehicles. The types of securities evaluated under EITF 99-20 primarily included residential mortgage backed securities and credit card securitizations.

6.	We note the tabular presentation of your watch list securities. As applicable, please tell us the following for the investments with credit ratings in the “Other” category as of December 31, 2008 and March 31, 2009:

•	the specific issuer and name of security held;

•	for each security, clearly distinguish the type of underlying issuer (i.e. community banks, thrifts, insurance companies, REITS, etc.);

•	the initial and current credit rating, as applicable;

•	the severity and duration of each unrealized loss; and

•

how you considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.

Additionally, please tell us if there has been any events, subsequent to the filing of your most recent Form 10-K, that has changed your conclusion that other-than temporary impairment does not exist. We may have additional comments upon receipt and review of your response.

Response to Comment 6

We are providing the information requested in the first four bullet points to Comment 6 through separate correspondence as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and under Rule 418 of the Securities Act of 1933, as amended. We have also requested that the Commission treat the supplemental information submitted to the Commission under separate cover under Rules 12b-4 and 418 as confidential information under 17 C.F.R. §200.83. The following is our response to the fifth bullet point included in Comment 6.

For securities for which the underlying collateral is Alt-A RMBS, Prime RMBS, Subprime RMBS, Commercial MBS and home equity lines of credit, the evaluation of the securities is not dependent on the condition or performance of the issuer. Rather the impairment analysis of these securities is based on the performance of the underlying collateral. Specifically, they are analyzed by reviewing quantitatively modeled expected cash flows from the underlying mortgages and loans, and determining if a loss to the related security is probable. For all the securities in the Other category with unrealized losses it was determined that it was probable all the cash flows would be collected.

With regard to trust-preferred securities, the Company regularly performs analysis on the financial condition of each issuer of these securities, including but not limited to a review of the specific issuing company’s financials, SEC filings, FFIEC filings, rating agency reports, press releases and other publicly available information.

Some home equity line of credit securities also have guarantees. If the guarantor is rated investment grade the security is not considered impaired.

The SIV securities category represents the vertical slice (pro rata share of each security) of several structured investment vehicles. As the securities in our SIV category represent a large number (approximately 580) of small dollar securities, we evaluated other than temporary impairment based on the relationship of fair value to carrying value. This approach was consistently applied during 2008. As of March 31, 2009, we enhanced our method of impairment testing which included quantitatively modeling the cash flows on the underlying securities. Based on the results of our March 31, 2009 analysis there was no additional other than temporary impairment.

At December 31, 2008 and March 31, 2009, the balance of ABS securities backed by credit-card collateral in the Other category was $0 and $15 million, respectively. At March 31, 2009, these securities were evaluated primarily by quantitatively modeling the cash flows to determine if a loss to the related security was probable. Moreover, while the Company does not assume there is any explicit issuer support for a credit-card securitization, the capacity of an issuer to come to the aid of a credit-card-securitized deal is given some consideration in the evaluation of a given position.

At December 31, 2008, the remainder of the portfolio consisted of 3 securities in the Other-Municipal and Other category with a fair value of $42 million and unrealized loss of less than $1 million.

At March 31, 2009, the remainder of the portfolio consisted of the 3 securities with a fair value of $42 million described above plus Lehman securities (which had no unrealized loss at March 31, 2009) and equity funds (which had an unrealized loss of $1 million at March 31, 2009).

There have been no events related to watch list securities subsequent to the filing of our most recent Form 10-K that changed our conclusions related to OTTI.

7.	We note your disclosure on page 50 regarding the life-to-date expected incurred loss, particularly that a portion of the difference between the expected incurred loss and the fair value loss is accreted into interest revenue over the estimated remaining life of the security. Please address the following:

•	Tell us the specific authoritative literature you are relying upon to support your accounting treatment; and

•

In regards to your table presented on page 50, quantify the amounts of interest revenue accreted for each respective reporting period, provide additional columns indicating the weighted average contractual life, and the weighted average of managements best estimate of the remaining life (a tabular presentation might be helpful here).

Response to Comment 7

In 2008 most of the accretion on the portfolio related to an off balance sheet investment vehicle, which the Company consolidated onto the balance sheet at fair market value at December 31, 2007. For these consolidated off balance sheet vehicles our policy is to accrete the difference between the fair market value and the securities par value into interest income over the period of inception date to the last expected cash flow. This is done utilizing the level yield method prescribed in SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with originating Loans and Initial Direct Costs of Leases” (specifically paragraph 18-C). The authoritative literature allowing us to accrete this income is in SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. The accretion for 2008 was approximately $37.3 million.

$1.241 billion of our total 2008 $1.628 billion OTTI charges were recorded in the fourth quarter of 2008. Accordingly, the accretion for these securities was de minimis.

The statement on page 50 was to alert investors that they should expect additional accretion in 2009 related to these impairments. However, as a result of the adoption of FSP FAS 115-2, accretion has become a less significant matter.

Financial Statements

Note to Consolidated Financial Statements

Note 18 – Shareholders’ Equity, page 120

8.	Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

•	How you determined the fair value of the preferred stock and the common stock warrants;

•	The market rate (discount rate) used when deriving the fair value of the preferred stock; and

•	The methodology and assumptions used to calculate the fair value of the common stock warrants.

Response to Comment 8

How you determine the fair value of the preferred stock and the common stock warrants

The $3 billion proceeds received from the U.S. Treasury were allocated between the Fixed Rate Cumulative Perpetual Preferred Stock Series B and the warrants for common stock based on the relative fair values of the preferred stock and warrants at the time of issuance. The proceeds were allocated 92.65 percent to the preferred stock and 7.35 percent to the warrants.

The estimated fair value of the preferred stock was determined using a dealer quote and a pricing simulation model that valued the preferred stock as a long-dated fixed income instrument based on option adjusted spreads of similar instruments. The estimated fair value of the warrants was calculated using a trinomial pricing model. The input assumptions to this model were 40 percent volatility, 10 year life, risk free rate of 4.30 percent, and dividend yield of 3.1 percent.

The market rate (discount rate) used when deriving the fair value of the preferred stock

The analysis determined an estimated market rate for the preferred stock was 11.40 percent.

The methodology used and assumptions used to calculate the fair value of the common stock warrants

The estimated fair value of the warrants was calculated using a trinomial pricing model. The input assumptions to this model were 40 percent volatility, 10 year life, risk free rate of 4.30 percent, and dividend yield of 3.1 percent.

We have included disclosure in our March 31, 2009 Form 10-Q filing in relation to these responses to Question 8. (Page 47 of our Form 10-Q).

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer